1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Thomas J. Friedmann thomas.friedmann@dechert.com +1 202 261 3313 Direct +1 202 261 3016 Fax

May 29, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: James E. O’Connor and Christina DiAngelo Fettig

Re:	Horizon Technology Finance Corporation
Registration Statement on Form N-2 File Numbers: 333-178516; 814-00802

Ladies and Gentlemen:

Horizon Technology Finance Corporation, a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”) post-effective amendment no. 8 (“Amendment No. 8”) to its registration statement on Form N-2 (the “Registration Statement” and the prospectus contained therein, the “Prospectus”). On behalf of the Company, we hereby respond to the comments raised by the staff (the “Staff”) of the Commission in a phone call between James E. O’Connor of the Staff and Thomas J. Friedmann, outside counsel to the Company, on May 16, 2014, and in a phone call between Christina DiAngelo Fettig of the Staff and Mr. Friedmann on May 21, 2014.

For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response. We will also provide under separate cover courtesy copies of Amendment No. 8, as submitted and marked to show the changes from post-effective amendment no. 7 to the Registration Statement.

Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

U.S. Securities and Exchange Commission May 29, 2014 Page 2

PROSPECTUS

General

1.	Please file a post-effective amendment to the Registration Statement with correspondence in response to the Staff’s comments. Please include an updated consent of the independent registered public accounting firm with such filing.

Response:

The Company has filed such amendment and consent as requested by the Staff.

2.	If the post-effective amendment filed in response to the Staff’s comments will be filed on or after the due date for the Form 10-Q for the quarterly period ended March 31, 2014, please update the financial information in the Registration Statement to include the updated unaudited interim financial information for that quarterly period.

Response:

As requested, the Company has included in Amendment No. 8 updated financial information for the Company for the quarter ended March 31, 2014.

3.	Please describe in more detail the 2013-1 Securitization transaction and associated risks. Please also indicate (i) whether the 2013-1 Securitization would limit the flexibility of the trustee under the indenture governing the Asset-Backed Notes during an economic downturn and (ii) the degree to which said trustee is willing to exercise discretion under the indenture. Additionally, please indicate the percentage of the Company’s assets pledged under the 2013-1 Securitization.

Response:

As requested, the Company has added disclosure regarding the 2013-1 Securitization and its associated risks. Additionally, the Company has enumerated additional risks to the Company’s stockholders that arise under the 2013-1 Securitization under the heading “Prospectus Summary – Risk Factors.” The Company notes that these summaries match the headings of the individual risk factors contained in the “Risk Factors” section of the Prospectus.

U.S. Securities and Exchange Commission May 29, 2014 Page 3

Each of the trustee under the indenture governing the Asset-Backed Notes (the “Note Indenture”) and an administrative agent acting under a typical senior secured credit facility is subject to the terms and conditions spelled out by its governing documents. In most cases, a trustee or administrative agent, as applicable, seeks to exercise its authority in strict compliance with the letter of such document and not to exercise discretion in the absence of specific instructions from holders of a requisite majority of the instruments governed by such documents. In some cases, lenders under a senior secured credit facility constitute a smaller, more cohesive group than noteholders under an indenture. In such cases, such lenders may have a greater ability to assemble the requisite majority necessary to instruct the administrative agent to act, for instance, in waiving a default or an Event of Default under, or amending the terms of, such senior secured facility. If an affiliate of an administrative agent is also a lender under a senior secured credit facility, as is often the case, this may also facilitate the execution of a waiver or consent on behalf of a borrower under such facility. This does not suggest, however, that an administrative agent has more discretion than an indenture trustee, but the net effect of such factors is that modifications to a senior secured credit facility can generally be effected more easily than equivalent modifications to an indenture. This relative advantage in administrative flexibility of senior secured loans over indenture-governed notes has declined with the general increase in secondary market loan trading in recent years.

Moreover, the Company respectfully submits that certain provisions of the indenture governing the Asset-Backed Notes offset any advantage in administrative convenience of loans as compared to notes. For example, the restrictive covenants under the Note Indenture are incurrence covenants rather than maintenance covenants. This means that, in times of financial stress, the Company could forestall or avoid many defaults through unilateral action. Moreover, the Note Indenture covenants include concepts of materiality and meaningful cure periods which enable the Company to avoid the hair-trigger defaults characteristic of a senior secured credit facility. In addition, the payment waterfall set forth in the Note Indenture provides a buffer against payment defaults under many circumstances. Taken together, the Company believes that the relative advantages of notes versus loans, including generally more flexible note covenants, offset to a degree by the greater administrative flexibility of senior secured credit facilities in obtaining waivers and amendments, are appropriately reflected in the cost of borrowing using these respective instruments.

The Company further believes that the Asset-Backed Notes issued under the Note Indenture provide sufficient flexibility that a major economic downturn would have to occur before the trustee under the Note Indenture would, or the Noteholders would call on the trustee to take action against 2013-1 Trust, the issuer of the Asset-Backed Notes. The Company respectfully notes the relatively high credit rating currently accorded to the Asset-Backed Notes (A2(sf)), and the remoteness of the kind of major economic downturn that would cause the Noteholders to call on the trustee to take action with respect to the Asset-Backed Notes. In comparison, the maintenance covenants typically found in a senior secured credit facility are more likely to give rise to defaults that may necessitate waivers and amendments. Therefore, such facilities must provide a greater degree of administrative flexibility to address such defaults to prevent the occurrence of a default or an Event of Default and an exercise of remedies by the lenders thereunder. As a general matter, the Company believes that both trustees and collateral agents (which are frequently affiliates of administrative agents) are primarily concerned with preserving collateral, and as such, are equally interested in taking action to preserve collateral during major economic downturns.

U.S. Securities and Exchange Commission May 29, 2014 Page 4

As requested, the Company has provided specific disclosure regarding the percentage of its assets pledged under the 2013-1 Securitization as of December 31, 2013 and March 31, 2014 under “Prospectus Summary – Our Portfolio.”

Prospectus Summary, page 5.

4.	The Prospectus discloses the dollar-weighted average annualized yield. Throughout the Prospectus, when the yield of the Company’s portfolio is disclosed, please disclose that this yield does not represent return to the Company’s stockholders. Please also clarify for the Staff why warrants are excluded from the calculation of dollar-weighted average annualized yield.

Response:

As requested, the Company has added disclosure stating that such yield may not represent return to the Company’s stockholders.

The Company respectfully submits that the dollar-weighted average annualized yield of its loan portfolio is calculated based on its debt investments alone. Warrants are excluded from the calculation because they are not loans and do not earn interest or dividends. Additionally, the Company believes that a presentation of the dollar-weighted average annualized yield of its loan portfolio, net of warrants, provides useful information to its stockholders as it reflects the income generating ability of the Company’s loan investments. The Company believes such information is useful to investors as it allows them to make meaningful comparisons between the income-earning ability of the Company’s debt investments and the debt investments of other business development companies.

U.S. Securities and Exchange Commission May 29, 2014 Page 5

Prospectus Summary – Offerings, page 8.

5.	Throughout the Prospectus, use the term “distributions” rather than “dividends,” as the character of the distributions are not known at their time of declaration.

Response:

As requested, the Company has replaced the term “dividends” with “distributions” throughout the Prospectus.

Prospectus Summary – Offerings, page 10.

6.	The disclosure indicates that the Company has agreed to bear specific expenses of the selling stockholder pursuant to a registration rights agreement. Disclose the types of expenses and estimated costs that the Company will bear in connection with the filing of any registration statements pursuant to the registration rights.

Response:

The Company believes that any estimate of any costs it may incur in connection with an exercise of registration rights by a person holding such rights would be purely speculative and that such costs, if incurred, would be immaterial to the Company. The costs of registering shares are not knowable in advance with any degree of certainty, as they may vary materially for a variety of reasons. Such costs depend upon, for example, whether the Company undertakes a stand-alone registration of covered shares on behalf of a holder as opposed to a registration of stockholders’ shares in connection with a primary offering of shares by the Company, and whether the Company is able to use a shelf registration for purposes of such registration and sale. The Company also believes that any incremental registration costs associated with a sale using a shelf registration, which is the most likely scenario for registration, would be negligible.

The Company submits that it has disclosed throughout the Registration Statement that it will bear the costs associated with registering shares pursuant to its registration rights agreement and further notes that there has been no such exercise of registration rights by any holder of shares during the Company’s existence. Going forward, the Company expects most holders of its unregistered shares that elect to sell their shares to do so pursuant to Rule 144 under the Securities Act. For all of these reasons, the Company respectfully submits that any cost estimates would be speculative and not material to an investment decision in the Company’s securities.

U.S. Securities and Exchange Commission May 29, 2014 Page 6

Fees and Expenses, page 12.

7.	Footnote (5) states: “The management fee referenced in the table above is based on our gross assets of $264 million as of December 31, 2013 and includes $11 million of assets estimated to be acquired in the current fiscal year using leverage.” The base management fee shown should be based on the Company’s gross assets estimated for the current fiscal year, including the anticipated net proceeds of the current offering.

Response:

The Company does calculate the base management fee on its gross assets estimated for the current fiscal year. However, since the amount of any offerings of securities by the Company during the current fiscal year will not be known at the time of effectiveness, the amount of such offerings was not included in the calculation. Pursuant to Rule 415 under the Securities Act, the Company will prepare and provide to investors a prospectus supplement, including an updated Fees and Expenses table, which would reflect the Company’s gross assets on a pro forma basis to give effect to such offering, together with a statement of the management fees that would be payable on the basis of such pro forma gross assets. In this way, no investor would make an investment decision in the absence of information regarding the pro forma management fee amount to be paid by the Company to its investment adviser. The Company respectfully submits that this approach is consistent with numerous other business development companies that have filed shelf registration statements.

Fees and Expenses, page 13.

8.	Footnote (6) to the fee table discloses that no incentive fee on capital gains was included in the estimate of the incentive fee payable under the Investment Management Agreement. Revise Footnote (6) to include an estimate of the incentive fee payable on capital gains and confirm that such estimate includes an accrual for unrealized appreciation.

Response:

The Company respectfully submits that, as of March 31, 2014, no incentive fee was payable on capital gains, and the Company’s unrealized capital gains did not exceed the Company’s cumulative realized and unrealized capital losses. The Company further submits that, given the Company’s strategy of investing primarily in fixed income assets, the Company believes it is unlikely that the Company’s cumulative realized capital gains will exceed the Company’s cumulative realized capital losses and unrealized capital depreciation on December 31, 2014, the next date on which the incentive fee on capital gains will be calculated and payable. Thus, the Company believes it is unlikely that it will incur an incentive fee on capital gains during the next 12 months.

U.S. Securities and Exchange Commission May 29, 2014 Page 7

Fees and Expenses, page 14.

9.	The Staff is unable to recreate the amounts disclosed in the hypothetical expense example. Please provide the Staff with your calculation of the costs and expenses that an investor in the Company will bear directly or indirectly.

Response:

As requested, the Company has provided its calculation of the costs and expenses that an investor in the Company will bear directly and indirectly as Appendix A to this letter.

Our 2019 Notes are unsecured and therefore are effectively subordinated to any secured indebtedness we have currently incurred or may incur in the future, page 19.

10.	The disclosure states that the securities titled “7.375% senior notes due 2019” are unsecured notes. Undertake to not use the word “senior” in the name of any future issuance of unsecured debt instruments.

Response:

As requested, the Company hereby undertakes not to include the word “senior” in the name of any future issuance of unsecured debt instruments by the Company.

Certain events related to the performance of Loans could lead to the acceleration of principal payments on the Asset-Backed Notes, page 23.

11.	Please clarify the “borrowing base” concept.

Response:

As requested, the Company has modified the disclosure in the risk factor specified above to clarify the “borrowing base” concept applicable to the 2013-1 Securitization and the Asset-Backed Notes.

U.S. Securities and Exchange Commission May 29, 2014 Page 8

Because many of our investments typically are not and will not be in publicly traded securities, the value of our investments may not be readily determinable, which could adversely affect the determination of our NAV, page 25.

12.	The disclosure states: “Our Board employs an independent third-party valuation firm to assist them in arriving at the fair value of our investments.” Please indicate the frequency with which management obtains third-party valuations of the Company’s investments.

Response:

Our Board has engaged a third-party valuation firm to conduct independent appraisals of all of the Company’s investments at least once annually. A statement of this policy is included in the Prospectus in the fifth paragraph under the caption “Determination of Net Asset Value.”

We may have difficulty paying our required distributions if we recognize taxable income before or without receiving cash, page 27.

13.	Because the Company will invest in debt obligations that are treated as having original issue discount (“OID”) under the federal income tax law (such as zero coupon bonds debt instruments with payment-in-kind interest, debt instruments that issued with warrants, and deferred loan origination fees that are paid after origination of the loan), please summarize here and disclose in more detail, where appropriate, the following risks:

a)	The Company must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by the Company in the same taxable year. Because any original issue discount or other amounts accrued will be included in investment company taxable income for the year of the accrual, the Company may be required to make a distribution to shareholders in order to satisfy its annual distribution requirement, even though it will not have received any corresponding cash amount. As a result, the Company may have to sell some of its investments at times and/or at prices that would not be advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose.

U.S. Securities and Exchange Commission May 29, 2014 Page 9

Response:

The Company respectfully submits that item (a) is addressed through the statement “Accordingly, we may need to sell some of our assets at times that we would not consider advantageous, raise additional debt or equity capital, forego new investment opportunities or otherwise take actions that are disadvantageous to our business (or be unable to take actions that we believe are necessary or advantageous to our business) in order to satisfy the Annual Distribution Requirement,” which appears in the above-captioned risk factor.

b)	Please disclose that the higher interest rates on OID instruments reflect the payment deferral and, in the case of loan obligations, the credit risk associated with the collectability of deferred payments.

Response:

The Company respectfully submits that it would be inaccurate to state categorically that OID securities necessarily have increased credit risk, or that OID securities represent a significantly higher credit risk, than securities paying interest at a fixed rate in cash. The Company has added a risk factor to note that the Company’s investments with a deferred payment feature may represent a higher credit risk than loans that must be paid in full in cash on a regular basis.

c)	Please disclose that even if the accounting conditions for income accrual are met, the borrower could still default when the Company’s actual collection is scheduled to occur upon maturity of the obligation.

Response:

In the new risk factor added to the disclosure in response to the Staff’s comment 13(b) above, the Company has included disclosure stating that, even if the accounting conditions for income accrual are met, the borrower could still default when the Company’s actual collection is scheduled to occur upon maturity of the obligation.

d)	Distributions of OID income may come from investors’ paid-in capital without having to be reported as such to the investors. For accounting purposes, any cash distributions to shareholders representing OID income are not treated as coming from paid-in capital, even though the cash to pay them may come from the offering proceeds. Thus, despite the fact that a distribution of OID income comes from the cash invested by the shareholders, Section 19(a) of the 1940 Act does not require that shareholders be given notice of this fact by reporting it as a return of capital.

U.S. Securities and Exchange Commission May 29, 2014 Page 10

Response:

The Company does not believe there is any uncertainty regarding the source of its cash distributions. Further, the cash to pay distributions in respect of accruals for OID is as likely to come from repayments on or sales of other instruments with OID where the cash receipts have not matched the prior accruals and represent excess cash over GAAP income as it is to come from the proceeds of an offering. Accordingly, the Company respectfully submits that it would be inaccurate to disclose uncertainty regarding the source of cash distributions.

e)	Please confirm to the Staff that any OID interest, if material, will be separately identified in the Company’s financial statements. See Rule 6-07(1) of Regulation S-X. The Company’s Schedule of Investments should also show the bifurcation of cash and non-cash interest for each OID security. See also AICPA Audit Risk Alert, Investment Companies Industry Developments–2013/14, at 86.

Response:

The amount of OID interest recognized by the Company was included in interest income in the Company’s Consolidated Statements of Operations as of March 31, 2014 and December 31, 2013. The Company hereby confirms that OID interest, if material, will be separately identified in the Company’s financial statements. The Company currently includes a bifurcated presentation of cash and non-cash interest for each OID security in its Consolidated Schedules of Investments as required by the above-referenced AICPA guidance. The Company hereby undertakes to include in the Prospectus more detailed disclosures regarding the risks associated with investments in OID securities should such securities represent at any time a material portion of its investment portfolio.

If we do not invest a sufficient portion of our assets in qualifying assets, we could fail to qualify as a BDC or be precluded from investing according to our current business strategy, page 28.

14.	The disclosure states that “substantially all of our assets are qualifying assets.” Disclose the percentage of assets that are qualifying assets.

U.S. Securities and Exchange Commission May 29, 2014 Page 11

Response:

As requested, the Company has added disclosure setting forth the percentage of its assets that are qualifying assets (100%).

Price Range of Common Stock and Distributions, page 47.

15.	The disclosure sets forth the premium and/or discount of the high and low closing sales prices of the Company’s common stock in relation to NAV as a whole percentage of NAV (e.g., “101%”) rather than as a percent difference to NAV (e.g., 1%). Please revise to express each premium and/or discount of the high and low closing sales prices of the Company’s common stock in relation to NAV as a percent difference to NAV. See Instruction 4 to Item 8.5.b. of Form N-2.

Response:

As requested, the Company has modified the disclosure to express each premium and/or discount of the high and low closing sales prices of the Company’s common stock in relation to NAV as a positive or negative percentage difference to NAV.

16.	Please disclose the amount invested by the Company in other investment companies and, if appropriate, provide separate disclosure of the fees and expenses applicable to such investments in the Fees and Expenses table.

Response:

The Company hereby confirms that the fees and expenses incurred indirectly by the Company as a result of investments in fund entities, including money market funds, are properly set forth in the “Acquired Fund Fees and Expenses” line item in the Fees and Expenses table. The Company further confirms that it currently holds no investments in investment companies other than in money market funds.

Senior Securities, page 62.

17.	In Footnote (2), please delete the phrase “total carrying value” and replace that phrase with language that more clearly sets forth the meaning of the term “total carrying value.”

U.S. Securities and Exchange Commission May 29, 2014 Page 12

Response:

As requested, the Company has deleted the phrase “total carrying value” and has modified the disclosure to include language that more clearly expresses the meaning of the term “total carrying value.”

18.	Please file an audit report for the senior securities table. See Instruction 1 to Item 4.3 of Form N-2 and Section 82 of the AICPA Audit Risk Alert Investment Company Industry Developments 2011/12.

Response:

The Company acknowledges that the instructions to Item 4.3 of Form N-2 require that the information for the latest five fiscal years (or since the effective date of the Company’s first registration statement) in the senior securities table be audited. The Company respectfully submits that, the fiscal yearend information contained in the senior securities table has been derived from the Company’s audited financial statements for all such periods presented in the table, beginning with the fiscal yearend 2010. The information in the senior securities table therefore represents a recomputation from information that has been derived from the Company’s audited financial statements as of December 31, 2010, 2011, 2012 and 2013. Accordingly, the Company respectfully submits that the presentation of its senior securities table is compliant with the requirements of Item 4.3 of Form N-2 because the information underlying such presentation has been audited, and the Company undertakes to continue to comply with Item 4.3 of Form N-2 in future filings.

19.	Please state under the “Total Amount Outstanding Exclusive of Treasury Securities” in the senior securities table that the total amount outstanding for the 2013-1 Securitization was $79,300,000 (the par amount) at December 31, 2013.

Response:

The Company hereby confirms that the total amounts outstanding under the 2013-1 Securitization as of March 31, 2014 and December 31, 2013 were $76.4 million and $79.3 million, respectively. The Company hereby confirms that these amounts reflect the amortized balance outstanding under the 2013-1 Securitization and do not reflect any election by the Company to state the fair value of its obligations under such securitization facility pursuant to ASC 825-10.

20.	Please confirm that the Company has not entered into any participation transactions with other parties, whereby the Company has retained any portion of the credit risk with respect to an interest in a security transferred to another party. If the Company has entered into such transactions, please reflect the participation amount as a secured lending with a consequent increase in the senior securities of the Company.

U.S. Securities and Exchange Commission May 29, 2014 Page 13

Response:

The Company hereby confirms that it has not entered into any participation transactions with third-parties in a manner that would give rise to a secured lending arrangement.

Regulation – Senior Securities; Derivative Securities, page 131.

21.	Please delete the phrase “or emergency” from the third sentence of the section captioned Regulation – Senior Securities; Derivative Securities.

Response:

As requested, the Company has deleted the phrase “or emergency” from the third sentence of the section captioned “Regulation – Senior Securities; Derivative Securities.”

Material U.S. Federal Income Tax Considerations, page 138.

22.	Please describe the tax treatment of the MLP distributions paid to investors in the Company. We suggest that the description address the following issues:

a)	To the extent the Company distributes MLP income in excess of MLP net taxable income, it is referred to as a “return of capital for tax purposes” and is not subject to current income taxation. The remainder of the same MLP distribution would be taxed at normal income tax rates.

b)	Because they are dividends, the Company’s distributions attributable to its MLP investments would not be treated as unrelated business taxable income by institutional investors and IRAs. Although they are characterized as dividends, the Company’s distributions attributable to its MLP investments are not eligible for the reduced rate on “qualified dividends.”

c)	The return-of-capital portion of each distribution will reduce the Company’s basis in its MLP investment. If the Company were to retain an MLP investment until its basis is reduced to zero, subsequent distributions would be taxable to investors in the Company at ordinary income rates until all of the return-of-capital distributions are “recaptured.” If the Company sells an MLP investment, the return-of-capital distributions will be recaptured as ordinary income to the extent of any amount realized over the Company’s adjusted basis in the MLP investment.

U.S. Securities and Exchange Commission May 29, 2014 Page 14

d)	Because the Company has elected tax treatment as a “regulated investment company” (“RIC”), no more than 25% of its total assets may be invested in MLPs.

e)	It is a possibility that the Company might have to send corrected “1099s” to investors after it receives its own “K-1” tax statements from the MLPs in late spring.

Response:

The Company has not made any investments in securities issued by MLPs and, in accordance with its investment strategy, does not expect to do so in the future. If the Company were to purchase any securities issued by MLPs in the future, it would include appropriate disclosure with respect to such investments at that time.

FINANCIAL STATEMENTS

Page F-5 Consolidated Statements of Assets and Liabilities.

23.	Confirm there were no payables to Trustees as of December 31, 2013. See Article 6-04.12 of Regulation S-X.

Response:

The Company hereby confirms that there were no payables to Trustees as of March 31, 2014 and December 31, 2013.

24.	Disclose any payables to the Administrator at period-end.

Response:

The Company had payables to the Administrator as of March 31, 2014 and December 31, 2013 of $244,000 and $281,000, respectively, which amounts are included in the line item “other accrued expenses” on the Consolidated Statements of Assets and Liabilities. The Company has determined that such amounts were immaterial as of the end of such period and hereby undertakes to disclose separately, if material, any amounts payable to the Administrator as of the end of any future period in its Consolidated Statements of Assets and Liabilities.

U.S. Securities and Exchange Commission May 29, 2014 Page 15

25.	Add a “Commitments and Contingencies” line item to the Statement of Assets and Liabilities. See Article 6-04.15 of Regulation S-X. Include a reference to the notes that disclose commitments and contingencies.

Response:

As requested, the Company hereby commits to include a “Commitments and Contingencies” line to its Consolidated Statements of Assets and Liabilities in all future periods, together with a reference to the notes to its financial statements that discloses commitments and contingencies.

Pages F-9 through F-16 Consolidated Schedules of Investments

26.	Please provide an indication in the Schedule of Investments of those investments that are not qualifying investments under Section 55(a) of the 1940 Act and, in a footnote, briefly explain the significance of non-qualification. See Instruction 1(b) to Item 8.6.c of Form N-2.

Response:

The Company hereby confirms that it had no investments in non-qualifying investments, as such term is defined in Section 55(a) of the 1940 Act as of March 31, 2014 and December 31, 2013. The Company hereby undertakes to include, in future periods, a footnote in its financial statements and the related notes explaining briefly the significance of non-qualification in accordance with Instruction 1(b) to Item 8.6.c of Form N-2.

27.	Disclose the class of shares held of the “US Bank Money Market Fund” if that fund is a multiple-class fund.

Response:

As requested, the Company hereby undertakes to include, in future periods, the class of shares that it holds as of each period-end in the “US Bank Money Market Fund” or any other fund that has multiple classes of shares.

U.S. Securities and Exchange Commission May 29, 2014 Page 16

28.	Please include a note to the Schedule of Investments explaining ETP similar to the following: “The end-of-term payments are contractual and fixed-interest payments due in cash at the maturity date of the applicable loan, including upon any prepayment, and are a fixed percentage of the original principal balance of the loan unless otherwise noted. Interest will accrue during the life of the loan on each end-of-term payment and will be recognized as non-cash income until it is actually paid. Therefore, a portion of the incentive fee will be based on income that the Company has not yet received in cash.”

Response:

The Company hereby undertakes to include, in future periods, the requested disclosure in a note to its Consolidated Schedules of Investments.

Notes to Consolidated Financial Statements:

29.	Note 2 “Interest Rate Swaps and Hedging Activities” discloses that the “Company entered into interest rate swap agreements to manage interest rate risk.” Please disclose (i) information that would enable users to understand the volume of activity and (ii) the location and amount of the gains and losses on derivative instruments reported. See FASB ASC 815-10-50.

Response:

The Company respectfully submits that it was not a party to any interest rate swap agreement during the twelve-month periods ended December 31, 2013 and 2012, and is not currently party to any such agreement. The current disclosure in Note 2 to the financial statements was included in the initial filing of the Registration Statement in 2011, as the Company was winding down an immaterial interest rate swap at the time, and therefore, activity related to this interest rate swap was included in the 2011 Consolidated Statement of Operations. The Company hereby undertakes to include appropriate disclosure pursuant to FASB ASC 815-10-50 if it elects to enter into any such agreement in the future.

30.	Note 2 “Transfers of Financial Assets” discloses that assets that do not meet requirements for accounting sale treatment are reflected in the Company’s consolidated statements of financial condition as investments. Identify those investments that have failed sale treatment and clarify for the Staff why such investments are not disclosed as liabilities as “secured borrowings.”

U.S. Securities and Exchange Commission May 29, 2014 Page 17

Response:

The Company hereby confirms that it has included all transferred assets that do not meet the requirements for accounting sale treatment in the consolidated statements of financial condition as investments with the proceeds from such transfers reported as secured borrowings. The disclosure in Note 2 described above is applicable to the 2013-1 Securitization and related borrowings. There are no related borrowings not disclosed as liabilities in the consolidated statements of financial condition.

31.	In Note 3, “Related Party Transactions,” please confirm and disclose that the Company accrues incentive fees based on unrealized appreciation. See 2011/12 AICPA Audit Risk Alert, Investment Company Industry Developments, Section 82.

Response:

The Company hereby confirms that it accrues incentive fees based upon the unrealized appreciation, if any, of its investments. The Company hereby undertakes to disclose incentive fees based upon unrealized appreciation, if any, as of the end of any future period.

32.	Please explain for the Staff the statement found in Note 5 “Fair Value”: “The table below is not intended to be all-inclusive, but, rather, provides information on the significant Level 3 inputs as they relate to the Company’s fair value measurements for the year ended December 31, 2013.” The Staff notes that all significant unobservable inputs should be included in the ASC 820 table. See December 12, 2012 AICPA Expert Panel meeting minutes.

Response:

The Company has and will continue to include all significant unobservable inputs in the ASC 820 table. The Company understands that the Staff has been involved in ongoing discussions with the accounting community relating to this topic and undertakes to comply with all applicable rules and guidance subsequently issued by the Commission or the Staff.

33.	Disclose the weighted average in the “Range” section of the table of Level 3 inputs. See December 12, 2012 AICPA Expert Panel meeting minutes.

U.S. Securities and Exchange Commission May 29, 2014 Page 18

Response:

The Company hereby undertakes to include, in future periods, the requested information in the Level 3 table.

34.	The “Borrowings” section of Note 5 discloses that the amount of borrowings under the Company’s credit facilities are categorized as Level 2, the fixed rate 2019 Notes are categorized as Level 1 and the Asset-Backed Notes are categorized as Level 3. These categorizations should be disclosed in the fair value hierarchy table and the table detailing quantitative information about Level 3 inputs. Please describe for the Staff how the Company arrived at a value of $79,343,000 for $90,000,000 par of Asset-Backed Notes. Disclosure indicates that the Asset-Backed Notes were trading at par value of $90,000,000 on December 31, 2013. Confirm that the par value of the Asset-Backed Notes is used in calculating asset coverage ratios.

Response:

As of December 31, 2013, the Asset-Backed Notes had a par value of $79,343,000, which is consistent with the amount set forth on the balance sheet. A typographical error contained in the applicable footnote showing the par value at $90,000,000 has been corrected.

All borrowings as of December 31, 2013 and March 31, 2014 are liabilities which are not recorded at fair value on a recurring basis, and therefore the Company has concluded these categorizations should not be disclosed in the fair value hierarchy table and the table detailing quantitative information about Level 3 inputs.

The Company hereby confirms that it uses the par value of the Asset-Backed Notes in calculating asset coverage ratios.

35.	Disclose the expiration date of capital loss carryforwards in Note 7.

Response:

The Company hereby undertakes to discuss the expiration date of its capital loss carryforwards, if any, in Note 7 to its financial statements in all future periods.

36.	Include the disclosure requirements of footnote 8 to Article 12-12 of Regulation S-X in Note 7: State the following amounts based on the cost for U.S. federal income tax purposes: (a) Aggregate gross unrealized appreciation for all securities in which there is an excess of value over tax cost, (b) the aggregate gross unrealized depreciation for all securities in which there is an excess of tax cost over value, (c) the net unrealized appreciation or depreciation, and (d) the aggregate cost of securities for U.S. federal income tax purposes.

U.S. Securities and Exchange Commission May 29, 2014 Page 19

Response:

The Company hereby undertakes to provide in all future periods the information required in footnote 8 to Article 12-12 of Regulation S-X in Note 7 to its financial statements.

37.	In Note 8, disclose the portfolio investments that have unfunded commitments.

Response:

The Company respectfully submits that it would be inappropriate to disclose the individual portfolio investments having unfunded commitments. Because these commitments are often subject to expiration, or other termination clauses, or the achievement of certain financial or non-financial milestones, and given that these commitments may expire without being drawn upon, the Company respectfully submits that making the requested disclosure could be misleading to investors. In light of this uncertainty, and the fact that the conditions governing our requirement to fund these unfunded commitments vary from investment to investment, the Company respectfully submits that disclosing unfunded commitments for individual portfolio investments would not improve an investor’s ability to assess the risks associated with our unfunded commitments, and as such, the Company respectfully submits that disclosure of the total balance of unfunded commitments is appropriate and sufficient. The Company has added disclosure to the “Risk Factors” section noting that the Company may have unfunded commitments associated with certain of its portfolio companies and the associated risks if the Company is unable to finance such commitments.

38.	In Note 10, please use the term “distributions” rather than “dividends” since the character of the distributions is not known at the time of declaration. This comment applies to all communications to stockholders.

Response:

As requested, the Company hereby undertakes to use the term “distributions” rather than “dividends” in its financial statements and in other communications to stockholders in all future periods to the extent that such term is consistent with GAAP.

39.	In Note 10, disclose the nature of the distributions to shareholders. Refer to Item 4.1.c of Form N-2.

U.S. Securities and Exchange Commission May 29, 2014 Page 20

Response:

The Company respectfully submits that Instruction 1 to Item 4.1 of Form N-2 provides that the information required by Item 4.1 may be omitted by a business development company.

40.	Disclose the net assets at the end of the period, in accordance with Item 4.1.h of Form N-2.

Response:

The Company respectfully submits that Instruction 1 to Item 4.1 of Form N-2 provides that the information required by Item 4.1 may be omitted by a business development company.

41.	Note (1) to the Financial Highlights table discloses that the advisor waived $0.1 million of management fees. Please disclose this waiver in the Statement of Operations. In addition, please disclose the terms of the waiver.

Response:

As requested, the Company undertakes to disclose its investment advisor’s waiver of management fees, if material, in its Consolidated Statements of Operations. The terms of such waiver and any future waiver will be disclosed elsewhere in the Prospectus in all future periods.

* * * * * * * * *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * *

U.S. Securities and Exchange Commission May 29, 2014 Page 21

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3313 (or by facsimile at 202.261.3333). Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

cc:	Christopher M. Mathieu, Horizon Technology Finance Corporation

John C. Bombara, Horizon Technology Finance Corporation

U.S. Securities and Exchange Commission May 29, 2014 Page 22

Appendix A

	Fees and Expense Example Calculation (as of December 31, 2013)

	Balance (beginning of period)	Income (5%)	Expense (14.12%)	Balance (end of period)	Cumulative Expenses
Year 1	1,000.00		141.22	858.78	141.22
Year 2	858.78	42.94	127.34	774.38
Year 3	774.38	38.72	114.82	698.28	383.38
Year 4	698.28	34.91	103.54	629.65
Year 5	629.65	31.48	93.36	567.77	580.28
Year 6	567.77	28.39	84.19	511.97
Year 7	511.97	25.60	75.91	461.66
Year 8	461.66	23.08	68.45	416.28
Year 9	416.28	20.81	61.73	375.37
Year 10	375.37	18.77	55.66	338.48	926.23

U.S. Securities and Exchange Commission May 29, 2014 Page 23

	Fees and Expense Example Calculation (as of March 31, 2014)

	Balance (beginning of period)	Income (5%)	Expense (13.86%)	Balance (end of period)	Cumulative Expenses
Year 1	1,000.00		138.62	861.38	138.62
Year 2	861.38	43.07	125.38	779.07
Year 3	779.07	38.95	113.40	704.62	377.40
Year 4	704.62	35.23	102.56	637.29
Year 5	637.29	31.86	92.76	576.40	572.72
Year 6	576.40	28.82	83.90	521.32
Year 7	521.32	26.07	75.88	471.50
Year 8	471.50	23.58	68.63	426.45
Year 9	426.45	21.32	62.07	385.70
Year 10	385.70	19.28	56.14	348.84	919.34